EX 77C Matters Submitted To A Vote Of Security Holders

Special Meeting of Shareholders

Special meetings of Shareholders of the Zacks Multi-Cap Opportunities Fund (formerly, Claymore/Zacks Multi-Cap Opportunities Fund) were held on November 16, 2007 and on November 30, 2007 to approve the following matters:

1. Election of a new Board of Trustees.

On the record date for these meetings, there were 76,104 shares outstanding. The percentage of shares outstanding and entitled to vote that were present by proxy were 41.87%. The number of votes were as follows:

Name                    For         Against       Withheld             Total
----                    ---         -------       --------             -----
Charles H. Miller      31,867         --             --                31,867
Ashley Toomey Rabun    31,867         --             --                31,867
William H. Young       31,867         --             --                31,867
John P. Zader          31,867         --             --                31,867

2. Approve the new advisory agreement between the Fund and Zacks Investment Management, Inc., to become effective December 1, 2007.

On the record date for these meetings, there were 76,104 shares outstanding. The percentage of shares outstanding and entitled to vote that were present by proxy were 55.99%. The number of votes were as follows:

         For            Against         Withheld         Total
         ---            -------         --------         -----
        42,607             --              --            42,607